
June 18, 2024

Joel Riddle
Chief Executive Officer
Tamboran Resources Corporation
Suite 01, Level 39, Tower One, International Towers Sydney
100 Barangaroo Avenue, Barangaroo NSW 2000

> **Re: Tamboran Resources Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 17, 2024**
> **File No. 333-279119**

Dear Joel Riddle:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 66

1. We note your response to prior comments 1 and 2. However, we note you have not fully addressed the issues, thus the comments are reissued. Please address the following issues:

   - Revise your presentation to include parentheses around the amounts for Accumulated deficit and Accumulated other comprehensive loss in the "Actual" and "As adjusted" columns.

   - You state that you issued the Convertible Note to H&P in the amount of $9,390,500 in exchange and satisfaction of mobilization expenses incurred and did not receive any cash proceeds from the issuance of the Convertible Note. Considering the Convertible Note was issued for mobilization expenses incurred, tell us how you reflected these expenses in the accumulated deficit in the capitalization table. Please revise or advise

- We note you intend to issue $7.5 million in shares of Tamboran's common stock to Daly Waters Energy L.P in satisfaction of certain joint venture related expenses under a joint venture agreement, and you will not receive any proceeds. Please clarify how you reflected the joint venture related expenses in the accumulated deficit in the capitalization table. Please revise or advise.

- To enhance an investor's understanding, please revise your capitalization table to include a column reflecting the issuance and conversion of the Convertible Note into 460,318 shares of common stock and issuance of $7.5 million in shares to Daly Waters Energy L.P along with footnotes describing the impact of the transactions.

<u>Dilution, page 67</u>

2. We note you will not receive any cash proceeds from the Daly Waters Placement relating to your joint venture related expenses or upon conversion of the Convertible Note relating to mobilization and related expenses incurred. It appears the shares issued in these two transactions as a result of expenses incurred should not have an impact on the "as adjusted net tangible book value." Please revise your as adjusted net tangible book value and the as adjusted net tangible book value per share as of March 31, 2024 and the related dilution disclosures as appropriate, or explain to us why no revisions are required.

3. Please disclose the details of the transactions relating to the conversion of the Convertible Note issued to H&P and issuance of shares in the Daly Waters Placement. In addition, disclose the impact of these share issuances on the adjusted net tangible book value.

Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions about engineering comments. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Chambers, Esq.